

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via E-Mail</u>
Ms. Sabine Chalmers, Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
250 Park Avenue
New York, New York 10177

   Re: Anheuser-Busch InBev SA/NV
     Form 20-F for Fiscal Year Ended
     December 31, 2010
     Filed April 13, 2011
     File No. 001-34455

Dear Ms. Chalmers:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director